news release

Zi Corporation Closes $6 Million Private Placements

Calgary, AB, March 26, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading provider of intelligent interface solutions for mobile devices, today announced that it has secured commitments totalling US$6,000,712 in gross proceeds from individual and institutional investors in a brokered private placement in the United States and a non-brokered private placement in Canada. The private placements will result in the issuance of 3,776,848 units ("Units"), with each unit comprised of one common share (a "Common Share") and 40 percent of one common share purchase warrant (each whole warrant, a "Warrant"), at a price of US$1.61 per Unit. The Warrants have a term of five years and can be exercised commencing six months from the date of closing. Each Warrant has an exercise price per common share of US$2.14. Proceeds are intended to be used for general corporate purposes.

The total number of common shares which could be issued upon exercise of all Warrants is 1,709,532, totaling US$3,658,398 in additional proceeds if such Warrants are exercised using cash. After completion of the financing, the Company will have 50,532,967 common shares issued and outstanding (approximately 55,945,575 common shares on a fully diluted basis).

The Company intends to file a resale registration statement (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Common Shares and common shares underlying the Warrants following completion of the audit of the Company’s 2006 financial statements. All securities issued are subject to a four month resale restriction in Canada.

Zi agreed to pay a commission to the placement agent involved in the private placement in the United States equal to (i) 8 percent of the gross proceeds of such private placement, with 6 percent to be paid in the form of cash and 2 percent to be paid in the form of Units equal to the price paid per Unit, and (ii) 8 percent of the gross proceeds on the exercise of any Warrants during the first twelve months following the closing of the private placement in the United States and 4 percent of the gross proceeds on the exercise of any Warrants during the second twelve months following the closing of the private placement in the United States. Such placement agent will also be issued warrants to purchase such number of common shares of the Company equal to 8 percent of the Units issued in the private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or be solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

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Except for statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, those with respect to the intended use of proceeds from such offering and the potential additional proceeds to the Company related to the exercise of all of the Warrants using cash involve known and unknown risks, uncertainties and other factors which may cause actual events or results to differ materially from those reflected in such forward-looking statements. Such factors include, among other things, risks related to the Company’s business and operations, market fluctuations in prices of securities for technology companies and the Company’s securities in particular, the ability of the Company to have the Registration Statement declared effective by the staff of the SEC, uncertainties about the availability of additional financing and other risks and uncertainties described in the Company’s recent annual report on Form 20-F and reports on Form 6-K filed with or furnished to the SEC. Although the Company has attempted to identify important factors that could cause actual events or results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as future events and actual results could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business/financial media)
len@allencaron.com
(949) 474-4300

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